Exhibit 4.31

ADDENDUM TO SHAREHOLDERS' AGREEMENT

Relating to the shareholding in RGI Marine Holding AS, reg.no. 933 582 361;

Table of content

1.	Background	3

2.	Amendments to clause 12.3	4

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This addendum (the “Addendum”) to the Shareholders' Agreement dated 31 July 2024 has been entered into as of 28 April 2025 between:

(1)	RGI Marine Ltd. a private company duly incorporated under the laws of England and Wales, with business reg. no. 1332 1268 (“RGI”);

(2)	Steady Offshore Shipping Pte Ltd, a company duly incorporated under the laws of Singapore, with business reg. no. 198105925N;

(3)	United Maritime Corporation, a company duly incorporated under the laws of the Republic of the Marshall Islands, with business reg. no. 112801;

(4)	Karean AS, a company duly incorporated under the laws of Norway, with business reg. no. 989 009 583; and

(5)
Mr Jonathan Elkington, a British citizen born on 26 October 1978, with passport number 556427970

((2) to (5) shall be referred to herein as the “Investors”).

RGI Marine Holding AS, a company duly incorporated under the laws of Norway, with business reg. no. 933 582 361 (the “Company”).

The Company and the Investors are hereinafter jointly referred to as the “Parties” and individually as a “Party”.

Unless otherwise stated, words with a capitalized initial letter in this Addendum shall have the same meaning as defined terms in the Shareholders' Agreement.

1.
BACKGROUND

The Parties entered into the Subscription Agreement as of 31 July 2024 regarding subscription of shares in the Company, as amended by an addendum dated as of 30 October 2024 (together, the “Subscription Agreement”). The Parties entered into the Shareholders' Agreement to regulate certain shareholder rights. The Parties have now agreed to enter into a second addendum to the Subscription Agreement to amend the Cap Table. In addition, the Parties have agreed to make certain changes to the default provisions of the Shareholders' Agreement, and the Parties have thus entered into this Addendum.

As set out in Clause 7 of the Shareholders' Agreement, and as evident from the Cap Table attached to the Subscription Agreement, additional capital is required for completion of the Vessel. Additional capital from new investors could not be secured in time for the 3rd capital call. Thus, it has been agreed that the gap in funding will be covered by an increase in the share subscription by existing shareholder United Maritime Corporation ("United") and a reduction in the capital requirement. As part of this agreement, RGI will (i) participate in the share subscription and (ii) transfer 50% of the Original Shares to United without payment of consideration.

Against this background, the Parties have agreed to make certain changes to the default provisions of the Shareholders' Agreement.

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2.	AMENDMENTS TO CLAUSE 12.3

The Parties agree that RGI shall remain liable under the existing Clause 12.3, but a new Clause 12.3.1 shall be added and shall apply to the fourth capital call in the Company.

Clause 12.3.1

(i)
This Clause 12.3.1 shall replace Clause 12.3 only with respect to RGI's obligation to secure additional capital pursuant to Clause 7 for the fourth capital call in the Company. Clause 12.3 shall continue and remain in effect for any subsequent capital call in the Company.

(ii)
RGI shall be in default if it fails to satisfy its obligations set out in Clause 7 of the Agreement to secure additional capital from either RGI, existing Shareholders or new investors before the fourth capital call in the Company and at latest by 12 September 2025 (the "Trigger Date") ("Funding Default").

(iii)	Funding Default shall be immediate and automatic with no Default Notice requirement.

(iv)
The exercise of Funding Default shall be subject to an automatic 20-day waiver (from the Trigger date) if, as of the Trigger Date, there is (i) an agreed time-charter in place or, at a minimum an agreed time-charter recap clean of subjects and (ii) there are active discussions for the sale of the Vessel (as defined in the Subscription Agreement)  or RGI’s shares in NWEC (as defined in the Subscription Agreement), with written communications supporting such discussions.

(v)	In the event of Funding Default, and provided that the Vessel has not been sold prior to the Trigger Date,

a.
The Shareholders other than RGI (the "Co-Lead Investors") shall have the right collectively, to either (i) on a pro rata basis according to the Co-Lead Investors' shareholding in the Company (RGI's shareholding to be disregarded when calculating of the Co-Lead Investors' pro rata share) assume (Norw.: overta) the remaining Original Shares from RGI without payment of any consideration, or (ii) require the remaining Original Shares owned by RGI to be redeemed (Norw.: innløst) by the Company without any payment to RGI in connection with such redemption within the limits of the Companies Act.

b.
United shall, at its sole discretion and notwithstanding Clause 2.2 and within the Company's rights and obligations under the subscription agreement and shareholders' agreement entered into by the Company regarding its subscription of shares and shareholding in NWEC (the "NWEC Restrictions"), have the right to instruct the Board of the Company to immediately market its shares in NWEC for sale with a view for the sale to be concluded no later than 15 days before the next payment is due. United shall, at its sole discretion and notwithstanding Clause 2.2, have the right to instruct the Board of the Company to conclude such sale within the NWEC Restrictions. Proceeds from the sale shall be distributed to the Shareholders on a pro rata basis according to their shareholding in the Company.

(vi)
It is understood that the rights afforded to the Co-Lead Investors as per this Clause 12.3.1 shall be the sole remedies available for the Co-Lead Investors in case of Funding Default and that no other claim can be brought against RGI on account of such failure.

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[Signature page follows]

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RGI Marine Limited	Steady Offshore Shipping Pre Ltd

/s/ Bartholomew Richard Fairclough	/s/ Kuang Shihao
Name: Bartholomew Richard Fairclough	Name: Kuang Shihao
Title: Chairman	Title: Director

United Maritime Corporation	Karean AS

/s/ Stavros Gyftakis	/s/ Anders Engeset
Name: Stavros Gyftakis	Name: Anders Engeset
Title: CFO / Director	Title: Chairman

Mr Jonathan Elkington

/s/ Mr Jonathan Elkington

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